Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                        Central European Value Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                                Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   153455100
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 October 2, 1998
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No.:  153455100                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  516300
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          516300
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                      516300
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                  8.8%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  153455100                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  320700
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                     0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      320700
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                        320700
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                 5.5%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================


 This Amendment No. 1, amends and updates information in Item 4, Item 5, and
Item 7, and adds Exhibit 2

ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the shares of Common Stock of Central European Value Fund, Inc.(the "Issuer"). The principal executive offices of the Fund are located at 200 Liberty Street, 38th Floor, World Fin'l, Oppenheimer Tower, New York, NY 10281
	Stephen Treadway, Chairman





ITEM 4.           PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the issuer from time to time.

The reporting persons are in favor of actions by the issuer which would have the effect of increasing the investment value of the issuer's shares, and will support or may initiate actions which, in the sole discretion of the reporting persons, may result in increase in the market value of the issuer's shares.

On September 9, 1998, Ronald G. Olin, a control person associated with the reporting persons and also an individual shareholder of the issuer, sent the secretary of the Central European Value Fund Inc. (the issuer) a shareholder proposal intended for inclusion in the issuer's next shareholder meeting. This proposal requested that the shareholders vote on the mandatory termination of the investment advisory contract and further recommended that the Board of the issuer solicit competitive proposals for a new investment manager. The letter also requested a meeting with the Board of Directors and suggested actions which might be taken to reduce or eliminate the discount at which the shares of the Fund have traded.

In a letter dated September 22, 1998, Stephen Treadway, Chairman of the Board of the issuer and an "interested person" because of his relationship with the Fund's investment manager, responded urging that Olin's manager termination
proposal be rescinded.   He also raised objections to the supporting statement
submitted with the proposal. Olin has responded in a letter dated October 2, 1998 which contains a few minor changes based on Treadway's objections, but reiterates his intention that the management termination proposal be submitted for shareholder vote. Olin also repeated his wishes to meet with the Board in spite of Treadway's suggestion that such a meeting may be conditional on Olin's response concerning the termination proposal. A copy of Olin's response to Treadway is included as an exhibit to this filing.

It is possible that the reporting persons may directly solicit support for Olin's proposal with shareholders of the Fund to the degree permitted under applicable law. It is also possible that the reporting persons may solicit proxies in support of various other proposals and Director nominees in opposition to the existing Board. To the extent that Olin is influencing how the reporting persons' shares are voted, at present it is anticipated that such shares would be voted in support of Olin's proposal, although no final determination will be made until the Fund's final proxy is available. This Schedule D filing, in lieu of the reporting persons' normal filing of Schedule G, is occasioned by Mr. Olin's position as a control person of the reporting persons and by the possible solicitation of proxies by the reporting persons
which may take place as a result.   The securities of the issuer acquired and
held by the reporting persons were acquired in the ordinary course of business and were not acquired for the purpose of and, except as described herein, do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's semiannual report, dated April 16,1998, states that, as of the close of business on February 28, 1998, there were 5,878,047 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Reporting Persons are the beneficial owners of 837,000 shares of Common Stock, which constitute approximately 14.3% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Reporting Persons.

                  (c) Since the previous filing, the following shares of Common Stock were purchased:



 Date                  Number of Shares                       Price Per Share
- -------            --------------------------               ---------------
9/22/98                 1400                                    8.8125
9/23/98                 2200                                    8.9034
9/25/98                20000                                    8.5
9/25/98                 1900                                    8.8421
9/30/98                 3400                                    9.1176
10/1/98                  600                                    8.875



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

The letter from Mr. Olin to Mr. Treadway, which precipitates this filing, is attached as Exhibit 2.

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 1998                     Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary

				EXHIBIT 2

                           RONALD G. OLIN
            One West Pack Square, Suite 777, Asheville, NC  28801
           828-274-1863  Fax: 828-255-4834  E-mail: ddainc@msn.com

Stephen Treadway, Chairman
c/o Deborah Kaback, Secretary Ph: 212-374-1601 Fax: 212-349-4759 The Board of Directors, The Central European Value Fund, Inc.
Oppenheimer Capital
World Financial Center
225 Liberty Street, 16th Floor
New York, NY  10281

 (via both Fax and Federal Express)				October 2, 1998

Dear Mr. Treadway:


I am in receipt of your letter dated September 22, 1998 which was in response to my letter of September 9, 1998 in which I submitted a shareholder proposal for termination of The Central European Value Fund advisory contract. In that letter you take issue with certain statements made in my supporting statement which you believe contain "factual inaccuracies and imply facts which are not true." In this letter, I will respond specifically to each of the items you address.

(1) You take issue with my statement that "shareholder results with the Fund have been poor" by attempting to demonstrate that the Net Asset Value of the fund has not done as badly as certain benchmarks that you select. However, my statement refers not to the "Net Asset Value" performance, but to "shareholder results", including the disastrous effect of the discount. By almost any objective standard, the absolute investment results of this fund have been poor. Since inception on 9/30/94, the Fund's shareholders have paid $83 million to buy new shares, received $5 million in distributions, and had an investment with a market value of $47 million as of 8/28/98. However, to clarify that I am talking about "investment results" and not "Net Asset Value performance", I will agree to the insertion of the word "investment" so that my supporting statement reads: "shareholder investment results with the Fund have been poor." I will leave it to your response to my proposal in the proxy to point out the precise calculations that support my subsequent statement that "The Net Asset Value
(NAV) return of the Fund is somewhat better, but it fails to reflect the devastating impact of the discount on shareholder investment results."

(2) You believe that my supporting statement implies that the $12 million in fees and expenses are in addition to the $30 million loss the shareholders have incurred through 8/28/98 and that it implies that all of the $12 million relates to my shareholder proposal to terminate the Fund's current investment advisory agreement. I am sorry you misread my supporting statement, as it specifically refers to the "$30 million collectively lost by the shareholders since inception of the Fund." However, in the interest of clarification, I will be happy to rewrite the first sentence of the third paragraph to read: "The shareholders have lost more than $30 million on their investment, including over $12 million in advisory fees, director fees, underwriting fees, and other expenses." As for your second concern, I am not submitting the termination proposal because of the advisory fee expense. I am submitting the proposal because I believe the influence of the advisor is responsible for the poor investment results of the Fund's shareholders, including the devastating impact of the discount.

(3) You take issue with my choice of 8/28/98 in calculating the collective shareholder losses with the Fund. As you know, shareholder proposals had to be submitted by September 10, 1998 in order to be included in the Fund's next annual meeting proxy. I simply took the latest month-end values from which the returns since inception could be calculated prior to my September 9, 1998 letter. While you might prefer that I select an earlier cut-off with less damning results, I think using the latest, most complete results possible is the fairest approach, don't you? Therefore, I believe my calculations should stand as written. I would be happy to help you with your rebuttal in the proxy to update the shareholder investment result calculation to a later date up through the time of proxy publication.

(4) Finally, you say you believe that my supporting statement suggests that my proposal is the only effective means for the Fund to enhance shareholder value. I never make that claim. The Fund could have taken numerous steps to enhance value, and still could. Indeed, if I believed that effective steps had been taken, I might never have submitted my proposal in the first place.

In line with my attempt to satisfy any reasonable objections you may have, I will be happy to resubmit the revised proposal and supporting statement as follows. I thank you for your help in improving and clarifying my submission.

THE SHAREHOLDER PROPOSAL TO TERMINATE VALUE ADVISORS LLC

SUBMITTED SHAREHOLDER PROPOSAL:

RESOLVED: The Fund's investment advisory agreement with its investment manager, Value Advisors LLC, shall be terminated and the shareholders recommend that the board solicit competitive proposals for a new investment advisor.

REVISED SUPPORTING STATEMENT:

I believe Value Advisors LLC's advisory contract should be terminated because shareholder investment results with the Fund have been poor, and because management fees are apparently so lucrative to the manager that effective steps to enhance shareholder value are not taken.

Since inception on 9/24/94, the Fund's shareholders have paid $83 million to buy new shares, received $5 million in distributions, and had an investment with a market value of $47 million as of 8/28/98. The resulting loss of over $30 million dollars in just 4 years brings into question the value of this entire economic endeavor. The Net Asset Value (NAV) return of the Fund is somewhat better, but it fails to reflect the devastating impact of the discount on shareholder investment results.

The shareholders have lost more than $30 million on their investment, including over $12 million in advisory fees, director fees, underwriting fees, and other expenses. As of 8/28/98, the discount was costing each and every shareholder $4.05 a share or a +50% extra return. The recovery of the $24 million lost to the discount would go a long way in restoring the $30 million collectively lost by the shareholders since inception of the Fund.

After 25 years as a private investor and 10 additional years as an investment professional managing up to $240 million in closed-end fund shares, I am convinced that the biggest problem in fixing discounts and adding market value is the investment advisor. Fees are so lucrative that the fund manager will rarely recommend more than token steps to enhance shareholder value. I believe the Directors owe their positions to the manager and the manager's predecessors and therefore will not take effective actions such as committing to perpetual share buy-backs, tender offers, open-endings, or other means to deliver Net Asset Value to shareholders. Such steps would reduce the Fund size and the advisory fees paid to the manager. Instead, this Fund conducted a rights offering and sold new shares at a discount, which diluted the asset value, added to the supply of shares, and increased the advisory fees paid.

It is very expensive and time consuming for shareholders to organize and wage successful proxy fights to replace staggered Boards of Directors. Fortunately, the law gives shareholders one practical tool to fix this problem. A majority can vote to "fire" the investment manager. Qualified advisors are available that will work with a motivated Board to enhance shareholder value.

We have a chance to send a loud and clear message to the Board that we want the Fund run exclusively for the benefit of the Fund's owners. Vote for this shareholder sponsored resolution.

***End of supporting statement***

FINAL COMMENTS

Your letter urges me to rescind my shareholder proposal or, at a minimum, to revise it to reflect the "true facts" and to eliminate statements which can be interpreted erroneously. I hope that my revisions meet with your approval. Pursuant to Rule 14a-8(f)(1), I am herewith responding to your letter prior to your deadline of October 6, 1998.

You also state in your letter that you are currently considering my request to meet with the Fund's Board, and that you hope that my response to your letter will provide you with "reasons to believe that such a meeting, should it occur, would be beneficial." I would have thought that the Board would be very interested in meeting with a shareholder representing 14% of the outstanding shares of the Fund. I notice from the last proxy that the current directors collectively own 2,100 shares of the Fund. My clients and I own about 837,000 shares. I would be delighted to meet at any time with the Board to explore areas of common interest to all shareholders interested in increasing the value of their investment.

Very truly yours,



Ronald G. Olin